Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of March 31,

2021, and December 31, 2020 and for the three-month periods ended March 31,

2021, and 2020

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of March 31, 2021, and December 31, 2020, and for the three-month periods ended March 31, 2021, and 2020

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three-month periods ended March 31, 2021, and 2020.

•	Unaudited interim condensed consolidated statements of financial position as of March 31, 2021, and December 31, 2020.

•	Unaudited interim condensed consolidated statements of changes in shareholders’ equity for the three-month periods ended March 31, 2021 and 2020.

•	Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended March 31, 2021 and 2020.

•	Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021, and 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Revenues from contract with customers	4	115,901	73,320
Cost of sales:
Operating costs	5.1	(23,140)	(23,833)
Crude oil stock fluctuation	5.2	(3,100)	449
Depreciation, depletion and amortization	12/13/14	(44,730)	(33,467)
Royalties		(14,886)	(11,145)

Gross profit		30,045	5,324

Selling expenses	6	(7,412)	(6,152)
General and administrative expenses	7	(8,851)	(9,367)
Exploration expenses	8	(159)	(131)
Other operating income	9.1	649	2,153
Other operating expenses	9.2	(1,049)	(1,253)

Operating profit/(loss)		13,223	(9,426)

Interest income	10.1	4	624
Interest expenses	10.2	(17,398)	(11,151)
Other financial results	10.3	12,787	3,192

Financial results, net		(4,607)	(7,335)

Profit/(loss) before income tax		8,616	(16,761)

Current income tax (expense)	15	(1,748)	—
Deferred income tax (expense)	15	(2,010)	(4,571)

Income tax (expense)		(3,758)	(4,571)

Net profit/(loss) for the period		4,858	(21,332)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to defined benefit plans	25	(97)	—
- Deferred income tax benefit	15	24	—

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(73)	—

Other comprehensive income for the period, net of taxes		(73)	—

Total comprehensive profit/(loss) for the period		4,785	(21,332)

Profit/(loss) per share
Basic share (in US dollars per share)	11	0.055	(0.245)
Diluted share (in US dollars per share)		0.053	(0.245)

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2021 and December 31, 2020

(Amounts expressed in thousands of US Dollars)

	Notes	As of March 31, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment	12	1,035,486	1,002,258
Goodwill	13	28,484	28,484
Other intangible assets	13	20,406	21,081
Right-of-use assets	14	21,037	22,578
Trade and other receivables	16	33,087	29,810
Deferred income tax assets		80	565

Total non-current assets		1,138,580	1,104,776

Current assets
Inventories	18	10,491	13,870
Trade and other receivables	16	74,501	51,019
Cash, bank balances and other short-term investments	19	163,387	202,947

Total current assets		248,379	267,836

Total assets		1,386,959	1,372,612

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,400	659,400
Share-based payments		25,213	23,046
Other accumulated comprehensive losses		(3,584)	(3,511)
Accumulated losses		(165,559)	(170,417)

Total shareholders’ equity		515,470	508,518

Liabilities
Non-current liabilities
Deferred income tax liabilities		137,067	135,567
Lease liabilities	14	15,994	17,498
Provisions	21	22,780	23,909
Income tax payable		1,750	—
Borrowings	17.1	352,656	349,559
Warrants	17.4	431	362
Employee benefits	25	3,389	3,461

Total non-current liabilities		534,067	530,356

Current liabilities
Provisions	21	2,022	2,084
Lease liabilities	14	6,524	6,183
Borrowings	17.1	197,185	190,227
Salaries and social security payable	22	6,537	11,508
Other taxes and royalties payable	23	7,243	5,117
Accounts payable and accrued liabilities	24	117,911	118,619

Total current liabilities		337,422	333,738

Total liabilities		871,489	864,094

Total shareholders’ equity and liabilities		1,386,959	1,372,612

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the three-month period ended March 31, 2021

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the period	—	—	—	4,858	4,858
Other comprehensive income for the period	—	—	(73)	—	(73)

Total comprehensive income	—	—	(73)	4,858	4,785

Share-based payments (1)	—	2,167	—	—	2,167

Amounts as of March 31, 2021	659,400	25,213	(3,584)	(165,559)	515,470

(1)	Including 3,014 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the three-month period ended March 31, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(21,332)	(21,332)
Other comprehensive income for the period	—	—	—	—	—

Total comprehensive (loss)	—	—	—	(21,332)	(21,332)

Share-based payments (1)	—	1,379	—	—	1,379

Amounts as of March 31, 2020	659,399	17,221	(3,857)	(89,000)	583,763

(2)	Including 2,566 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Cash flows provided by operating activities
Net profit/(loss) for the period		4,858	(21,332)

Adjustments to reconcile net cash flows
Non-cash items related to operating activities:
Allowances for expected credit losses	6	—	22
Net changes in foreign exchange rate	10.3	(7,404)	611
Unwinding of discount on asset retirement obligation	10.3	561	579
Net increase in provisions	9.2	662	7
Interest expense on lease liabilities	10.3	300	442
Discount of assets and liabilities at present value	10.3	(3,105)	(194)
Share-based payments	7	3,014	2,566
Employee benefits	25	43	53
Income tax expense	15	3,758	4,571

Non-cash items related to investing activities:
Depreciation and depletion	12/14	43,944	32,890
Amortization of intangible assets	13	786	577
Interest income	10.1	(4)	(624)
Changes in the fair value of financial assets	10.3	(7,074)	2,165

Non-cash items related to financing activities:
Interest expenses	10.2	17,398	11,151
Changes in the fair value of warrants	10.3	69	(10,769)
Amortized costs	10.3	2,218	593
Impairment of financial assets	10.3	—	4,839

Changes in working capital:
Trade and other receivables		(30,343)	8,329
Inventories		3,105	(1,084)
Accounts payable and accrued liabilities		7,736	(2,187)
Payments of employee benefits	25	(212)	(197)
Salaries and social security payable		(5,722)	(9,377)
Other taxes and royalties payable		3,273	(1,692)
Provisions		(114)	(235)
Income tax payment		(1,146)	(707)

Net cash flows generated by operating activities		36,601	20,997

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(79,856)	(51,714)
Payments for acquisitions of other intangible assets	13	(111)	(985)
Proceeds from interest received		4	624

Net cash flows (used in) investing activities		(79,963)	(52,075)

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the three-month periods ended March 31, 2021 and 2020

(Figures stated in thousands of US dollars)

	Notes	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Cash flows from financing activities:
Proceeds from borrowing	17.2	121,444	80,000
Payment of borrowing´s costs	17.2	(1,964)	(580)
Payment of borrowing´s principal	17.2	(98,937)	(42,635)
Payment of borrowing´s interests	17.2	(19,558)	(16,936)
Payment of lease	14	(1,852)	(3,565)
Payment of other financial liabilities, net of restricted cash and cash equivalents		—	(16,993)

Net cash flows generated by (used in) financing activities		(867)	(709)

Net (decrease) in cash and cash equivalents		(44,229)	(31,787)

Cash and cash equivalents at beginning of period	19	201,314	234,230
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		6,152	(321)
Net (decrease) in cash and cash equivalents		(44,229)	(31,787)

Cash and cash equivalents at end of period	19	163,237	202,122

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in account payables and other accounts		79,655	37,375
Changes in asset retirement obligation with corresponding changes in property, plant and equipment		(1,696)	(3,370)

Notes 1 through 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol

“VIST”.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec.

Miguel Hidalgo.Zip Code.11000.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on April 27, 2021.

There were no changes in the Group’s structure and activities as from the date of issuance of the annual financial statements as of December 31, 2020.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation of the financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020, and for the three-month periods ended March 31, 2021 and 2020 were prepared in agreement with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Reporting”. The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of March 31, 2021, and the results of operations for the three-month period ended March 31, 2021. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2020.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing our consolidated financial statements as of December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand (US 000), unless otherwise stated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company did not opt for the early adoption of any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest Rate Benchmark Reform

The amendments provide temporary reliefs which address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).

The amendments include the following practical expedients:

(i)

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Permit changes required by IBOR reform to be made to hedge designations;

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii)	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

As of March 31, 2021, the Company initiated no negotiations with banks for its borrowings at LIBOR.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. There were no changes in interest in Company subsidiaries during the three-month period ended March 31, 2021.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The COVID-19 outbreak has had a severe impact on the global economy. The Group is faced the transformation of the oil market, characterized by a dramatic fall in demand and oil prices due to extreme COVID-19 containment measures.

The Group adopted immediate and decisive actions, such as reducing 2020 work program (it adjusted capital investment plans, including the renegotiation of investment commitments, financing, and lease agreements) and monitoring operating and administrative costs on an ongoing basis.

Moreover, in this current challenging context, fulfillment of the commitments undertaken will continue to be monitored. In case of noncompliance, creditors may declare an event of default and claim interest and other charges accrued.

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to expected financing, operating and investing requirements. Sensitivity test are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage the risk of any financing deficit or potential default.

Considering the macroeconomic context, the results of operations and the Group’s cash position, as of March 31, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and non-financial assets other than goodwill

Non-financial assets, including identifiable intangible assets, are tested for impairment in the lowest level at which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in 4 (four) CGUs in Argentina: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions; (iv) unconventional oil and gas non-operating concessions. The Company also identified 2 (two) CGUs in Mexico: (i) conventional oil and gas non-operating concessions; (ii) conventional oil and gas operating concessions.

The Company conducts its annual impairment test every December or when there is an indication that the carrying amount may be impaired. Its bases the impairment test of goodwill and non-financial assets on the calculation of value in use; and reviews the relationship between the recoverable value and the carrying amount of its assets.

At the end of each period, the Company considers the relationship between its market capitalization and its book value, when reviewing indicators for impairment. As of March 31, 2021, the Company did not identifiy impairment indicators.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5 Regulatory framework

A- Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

As of the date of theses interim condensed consolidated financial statements measures connected with the COVID-19 pandemic, were extended by sucesive decrees, entering into a preventive and mandatory social isolation. The last one was Decree No. 235/2021. This period may continue to be extended as long as is necessary to mitigate the epidemiological situation.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework applicable to Argentina during the period ended March 31, 2021. See Note 2.5.1.1 of the annual consolidated financial statements as of December 31, 2020 for more details.

2.5.2 Gas market

2.5.2.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)

The RI program was introduced by the Argentine Department of Energy in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and LPG import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU and 7.5 US/MMBTU according to the production possibility curve.

On July 1, 2019, through Resolution No. 358/19, the Department of Energy advised the Company of the plan for settling the receivable related to the RI program. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) installments.

From the total bonds received by the Company, 2,071 program-related bonds were amortized during the three-month period ended March 31, 2021. As of March 31, 2021, and December 31, 2020, the Company’s receivable related to such plan amounts to 2,033 and 4,012 at present value (2,069 and 4,140 of nominal value). See Note 16.

B- México

2.5.3 General

The measures corresponding to the treatment of the COVID-19 pandemic was extended and may continue to be extended as long as is necessary to control the epidemiological situation as determined by the competent health authorities at national and city levels.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework applicable to Mexico during the period ended March 31, 2021. See Note 2.5.6 of the annual consolidated financial statements as of December 31, 2020 for more details.

Note 3. Segment information

The Chief Operating Decision Maker (the “CODM” or “Committee”) is in charge of allocating resources and assesing the performance of the operating segment. It supervises operating profit/(loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts customers.

The Committee considers as a single segment the exploration and production of natural gas, LPG and crude oil (includes all upstream business), through its own activities, subsidiaries and interests in joint operations and based on the nature of business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the three-month periods ended March 31, 2021 and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes non-current assets per country:

	As of March 31, 2021	As of December 31, 2020
Argentina	1,119,606	1,086,308
Mexico	18,974	18,468

Total non-current assets	1,138,580	1,104,776

Note 4. Revenues from contracts with customers

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Sales of goods	115,901	73,320

Total revenues from contracts with customers	115,901	73,320

Recognized at a point in time	115,901	73,320

4.1 Disaggregated revenues information from contracts with customers

Type of products	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Revenues from crude oil sales	107,202	61,985
Revenues from natural gas sales	7,884	10,113
Revenues from LPG sales	815	1,222

Total revenues from contracts with customers	115,901	73,320

Distribution channels	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Refineries	54,499	61,985
Exports	52,703	—
Natural gas for electric power generation	3,952	747
Industries	1,976	6,070
Retail natural gas distribution companies	1,956	3,296
Commercialization of LPG	815	1,222

Total revenue from contracts with customers	115,901	73,320

Note 5. Cost of sales

Note 5.1 Operating costs

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Fees and compensation for services	11,819	11,865
Consumption of materials and spare parts	3,163	4,223
Salaries and social security	3,105	2,820
Easements and fees	2,041	2,286
Employee benefits	1,008	929
Transport	625	651
Others	1,379	1,059

Total operating costs	23,140	23,833

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 5.2 Crude oil stock fluctuation

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Crude oil stock at beginning of period (Note 18)	6,127	3,032
Less: Crude oil stock at end of period (Note 18)	(3,027)	(3,481)

Total crude oil stock fluctuation	3,100	(449)

Note 6. Selling expenses

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Transport	3,677	2,543
Taxes, rates and contributions	1,720	2,372
Tax on bank account transactions	1,435	1,213
Fees and compensation for services	580	2
Allowances for expected credit losses	—	22

Total selling expenses	7,412	6,152

Note 7. General and administrative expenses

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Share-based payments	3,014	2,566
Salaries and social security	2,396	2,959
Employee benefits	1,456	1,269
Fees and compensation for services	1,375	1,743
Institutional promotion and advertising	270	346
Taxes, rates and contributions	119	103
Others	221	381

Total general and administrative expenses	8,851	9,367

Note 8. Exploration expenses

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Geological and geophysical expenses	159	131

Total exploration expenses	159	131

Note 9. Other operating income and expenses

Note 9.1 Other operating income

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Other income for services (1)	626	874
Others	23	1,279

Total other operating income	649	2,153

(1)	Services not directly related to the Company’s main activity.

Note 9.2 Other operating expenses

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Restructuring expenses (1)	(387)	(1,244)
Provision for environmental remediation	(316)	(36)
(Allowance)/Reversal provision for materials and spare parts	(314)	29
Provision for contingencies	(32)	—
Others	—	(2)

Total other operating expenses	(1,049)	(1,253)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Financial results

10.1 Interest income

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Financial interests	4	624

Total interest income	4	624

10.2 Interest expenses

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Borrowing interests (Note 17.2)	(16,758)	(11,151)
Other borrowing interests (Note 17.2)	(640)	—

Total interest expenses	(17,398)	(11,151)

10.3 Other financial results

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Amortized costs (Note 17.2)	(2,218)	(593)
Changes in the fair value of warrants (Note 17.4.1)	(69)	10,769
Net changes in foreign exchange rate	7,404	(611)
Discount of assets and liabilities at present value	3,105	194
Impairment of financial assets	—	(4,839)
Changes in the fair value of financial assets	7,074	(2,165)
Interest expense on lease liabilities (Note 14)	(300)	(442)
Unwinding of discount on asset retirement obligation	(561)	(579)
Others	(1,648)	1,458

Total other financial results	12,787	3,192

Note 11. Profit /(Loss) per share

a)     Basic

Basic profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period.

b)     Diluted

Diluted profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Dilutive potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted profit (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dillution effect is booked, as diluted profit (loss) per share is equal to basic profit (loss) per share.

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Profit/(Loss) for the period, net	4,858	(21,332)
Weighted average number of ordinary shares	87,870,909	87,166,406

Basic profit/(loss) per share (in US dollars per share)	0.055	(0.245)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Profit/(Loss) for the period, net	4,858	(21,332)
Weighted average number of ordinary shares	92,181,510	87,166,406

Diluted profit/(loss) per share (in US dollars per share)	0.053	(0.245)

As of March 31, 2021, the Company holds the following dilutive potential ordinary shares that are antidilutive; therefore, they are not included in the weighted average number of ordinary shares to calculate diluted profit /(loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants;

ii.	9,893,333 Series A shares related to 29,680,000 warrants;

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement (“FPA”)) and;

iv.	1,290,677 Series A shares that will be used in the Long-Term Incentive Plan (“LTIP”).

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12.     Property, plant and equipment

The changes in property, plant and equipment for the period ended March 31, 2021 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433
Additions	250	106	—	859	64,322	12,584	78,121
Transfers	—	75	—	100,946	(89,331)	(11,690)	—
Disposals (1)	—	(4)	—	(1,696)	—	(279)	(1,979)

Amounts as of March 31, 2021	2,706	22,008	353,076	976,772	54,547	29,466	1,438,575

Accumulated depreciation

Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)
Depreciation	(5)	(947)	(5,069)	(36,896)	—	—	(42,917)
Disposals	—	3	—	—	—	—	3

Amounts as of March 31, 2021	(281)	(8,410)	(38,442)	(355,956)	—	—	(403,089)

Net value

Amounts as of March 31, 2021	2,425	13,598	314,634	620,816	54,547	29,466	1,035,486

Amounts as of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Disposals of wells and production facilities related to the reestimation of assets retirement obligation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the three-month period ended March 31, 2021:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
Amounts as of December 31, 2020	28,484	10,605	15,359	25,964
Additions	—	111	—	111

Amounts as of March 31, 2021	28,484	10,716	15,359	26,075

Accumulated amortization

Amounts as of December 31, 2020	—	(4,883)	—	(4,883)
Amortization	—	(786)	—	(786)

Amounts as of March 31, 2021	—	(5,669)	—	(5,669)

Net value

Amounts as of March 31, 2021	28,484	5,047	15,359	20,406

Amounts as of December 31, 2020	28,484	5,722	15,359	21,081

Note 14. Right of use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities.

Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. After the commencement date, of lease liabilities will be increased to reflect the accumulation of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the period are detailed below:

	Right-of-use assets			Lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)
Reestimation	—	(38)	(38)	94
Depreciation (1)	(118)	(1,385)	(1,503)	—
Payments	—	—	—	1,852
Interest expenses (2)	—	—	—	(783)

Amounts as of March 31, 2021	1,201	19,836	21,037	(22,518)

(1)	Including the depreciation of drilling services capitalized as works in progress for 476.
(2)	The amount includes lease transfer for drilling services incurred capitalized as works in progress for 483.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., leases for a term under 12 months as from the commencement date and do not contain a purchase option). The low-value asset exemption also applies to low-value office equipment items. The lease payments on short-term leases and leases of low-value assets are recognized as expenses under the straight-line method during the lease term.

Short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 33, for the three-month period ended March 31, 2021.

Note 15. Income tax

The Company calculates the income tax for the period using the tax rate that would be applicable to the expected annual profit or loss. The most significant components of the income tax expense in the statement of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are:

	Period from January 1 through March 31, 2021	Period from January 1 through March 31, 2020
Income tax
Current income tax (expenses)	(1,748)	—
Deferred income (expenses) tax relating to origination and reversal of temporary differences	(2,010)	(4,571)

Income tax (expense) disclosed in the statement of profit or loss	(3,758)	(4,571)

Deferred income tax charged to other comprehensive income	24	—

Total income tax (expenses)	(3,734)	(4,571)

The Company’s effective rate stood at 44% and 27% for the three-months periods ended March 31, 2021 and 2020, respectively. The differences between the effective and statutory rate are mainly related to: (i) the depreciation of Argentine peso with respect to the US dollar affecting the Company’s tax deductions of non-monetary assets and the generation of tax losses (“NOLs”), and (ii) the application of the tax adjustment for inflation in Argentina.

Note 16. Trade and other receivables

	As of March 31, 2021	As of December 31, 2020
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	12,186	11,995
Prepayments and other receivables	10,083	9,884
Value Added Tax (“VAT”)	8,656	5,562
Minimum presumed income tax	949	1,034
Turnover tax	769	789

	32,643	29,264
Financial assets:
Prepayments and loans to employees	444	546

	444	546

Total non-current trade and other receivables	33,087	29,810

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of March 31, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of reserves)	38,167	23,260

	38,167	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	25,618	17,022
Prepaid expenses	3,864	3,228
Turnover tax	1,310	406
Income tax	263	254

	31,055	20,910
Financial assets:
RI program (Note 2.5.2.1)	2,033	4,012
Accounts receivable from third parties	1,941	1,974
Advances to directors and loans to employees	636	499
LPG price stability program	507	322
Receivables from joint operations	25	24
Others	137	18

	5,279	6,849

Other receivables	36,334	27,759

Total current trade and other receivables	74,501	51,019

Due to the short-term nature of current trade and other receivables, its carrying amount is considered similar to its fair value. The fair values of non-current trade and other receivables do not differ significantly from its carrying amounts either.

In general, accounts receivable have a 15 day term for sales of oil and a 65 day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized an allowance for expected credit losses of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable. Due to the nature of its business, the Company identified no major changes in the recoverability of “Trade and other receivables” during the COVID-19 pandemic.

As of March 31, 2021, and December 31, 2020, trade and other receivables less than 90 days past due amounted to 2,077 and 5,024, respectively, so no expected credit loss allowance was booked. As of March 31, 2021, and December 31, 2020 the Company has an expected credit loss allowance under trade and other receivables for 3, respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk its related to the carrying amount of each class of accounts receivable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of March 31, 2021	As of December 31, 2020
Non-current
Borrowings	352,656	349,559

Total non-current	352,656	349,559

Current
Borrowings	197,185	190,227

Total current	197,185	190,227

Total Borrowings	549,841	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of March 31, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	120,041	113,174
1 to 2 years	97,362	105,652
3 to 5 years	188,102	134,623

Total	405,505	353,449

Variable interest
Less than 1 year	77,144	77,053
1 to 2 years	44,737	64,352
3 to 5 years	22,455	44,932

Total	144,336	186,337

Total Borrowings	549,841	539,786

See Note 17.4 for information on the fair value of the borrowings.

The carrying amounts of borrowings as of March 31, 2021, is as follows:

Subsidiary (1)	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA	July, 2018	US	150,000	Variable	LIBOR + 4.5%	July, 2023	226,089
				150,000	Fixed	8%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	10,163
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Variable	TM20 + 6%	April, 2021	2,166
Vista Argentina	Banco Macro	July, 2020	ARS	1,800,000	Variable	Badlar + 9%	July, 2021	21,315
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%	January, 2026	42	(2)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	March, 2021	ARS	4,245,000	Fixed	31%	April, 2021	16,303	(3)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued a simple non-convertible debt securities, under the name “Programa Notas” approved by the National Securities Commission in Argentina (“CNV”). The following chart shows the carrying amount of negotiable obligations (“ON”):

Subsidiary (1)	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,543
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,300
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	49,754
Vista Argentina	ON IV	August, 2020	ARS	725,650	Variable	Badlar + 1.37%	February, 2022	8,167
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,807
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,899
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,918
Vista Argentina	ON VII	March 2021	US	42,371	Fixed	4.25%	March, 2024	41,816
Vista Argentina	ON VIII (4)	March 2021	ARS	3,054,537	Fixed	2.73%	September, 2024	33,559

(1)	Vista Oil & Gas Argentina S.A.U.
(2)	Net amount of 11,700 from cash granted as security.
(3)	Net amount of 35,452 from short-term investments granted as security
(4)	Amount signed in Purchasing Power Units (“UVA” by its Spanish acronym), updatable by Benchmark Stabilizing Ratio (“CER” by its Spanish acronym).

Under the aforementioned program, the Company may list and issue debt securities for a total capital up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities arising from financing activities

Changes in the borrowings were as follows:

	As of March 31, 2021	As of December 31, 2020
Amounts at beginning of period/year	539,786	451,413
Proceeds from borrowing (1)	120,752	198,618
Borrowing interests (2) (Note 10.2)	16,758	47,923
Payment of borrowing´s costs	(1,964)	(2,259)
Payment of borrowing’s interests	(19,558)	(43,756)
Payment of borrowing’s principal	(98,937)	(98,761)
Amortized costs (2) (Note 10.3)	2,218	2,811
Other borrowing interests (2) (Note 10.2)	640
Changes in foreign exchange rate (2)	(9,854)	(16,203)

Amounts at end of period/year	549,841	539,786

(1) As March 31, 2021 including 121,444 net of 692 from government bonds granted as security, which generated no cash flows.

(2) Transactions that generated no cash flows.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of March 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 25)	8,007	—	8,007
Trade and other receivables (Note 16)	444	—	444

Total non-current financial assets	8,451	—	8,451

Cash, banks balances and short-term investments (Note 19)	127,593	35,794	163,387
Trade and other receivables (Note 16)	43,446	—	43,446

Total current financial assets	171,039	35,794	206,833

Liabilities
Borrowings (Note 17.1)	352,656	—	352,656
Warrants (Note 17.4)	—	431	431
Lease liabilities (Note 14)	15,994	—	15,994

Total non-current financial liabilities	368,650	431	369,081

Borrowings (Note 17.1)	197,185	—	197,185
Accounts payable and accrued liabilities (Note 24)	117,911	—	117,911
Lease liabilities (Note 14)	6,524	—	6,524

Total current financial liabilities	321,620	—	321,620

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 25)	8,004	—	8,004
Trade and other receivables (Note 16)	546	—	546

Total non-current financial assets	8,550	—	8,550

Cash, banks balances and Short-term investments (Note 19)	170,851	32,096	202,947
Trade and other receivables (Note 16)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 17.1)	349,559	—	349,559
Warrants (Note 17.4)	—	362	362
Lease liabilities	17,498	—	17,498

Total non-current financial liabilities	367,057	362	367,419

Accounts payable and accrued liabilities (Note 24)	190,227	—	190,227
Borrowings (Note 17.1)	118,619	—	118,619
Lease liabilities	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit or loss from each financial instrument:

For the three-month period ended March 31, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	4	—	4
Interest expenses (Note 10.2)	(17,398)	—	(17,398)
Amortized costs (Note 10.3)	(2,218)	—	(2,218)
Changes in the fair value of warrants (Note 10.3)	—	(69)	(69)
Net changes in foreign exchange rate (Note 10.3)	7,404	—	7,404
Discount of assets and liabilities at present value (Note 10.3)	3,105	—	3,105
Changes in the fair value of financial assets (Note 10.3)	—	7,074	7,074
Interest expense on lease liabilities (Note 10.3)	(300)	—	(300)
Unwinding of discount on asset retirement obligation (Note 10.3)	(561)	—	(561)
Others (Note 10.3)	(1,648)	—	(1,648)

Total	(11,612)	7,005	(4,607)

For the three-month period ended March 31, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	624	—	624
Interest expenses (Note 10.2)	(11,151)	—	(11,151)
Amortized costs (Note 10.3)	(593)	—	(593)
Changes in the fair value of warrants (Note 10.3)	—	10,769	10,769
Net changes in foreign exchange rate (Note 10.3)	(611)	—	(611)
Discount of assets and liabilities at present value (Note 10.3)	194	—	194
Changes in the fair value of financial assets (Note 10.3)	(4,839)	—	(4,839)
Impairment of financial assets (Note 10.3)	—	(2,165)	(2,165)
Interest expense on lease liabilities (Note 10.3)	(442)	—	(442)
Unwinding of discount on asset retirement obligation (Note 10.3)	(579)	—	(579)
Others (Note 10.3)	1,458	—	1,458

Total	(15,939)	8,604	(7,335)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of sits financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The hierarchy categorizes the inputs into three levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on nonobservable market data (that is, nonobservable information).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2021 and December 31, 2020:

As of March 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	35,794	—	—	35,794

Total assets	35,794	—	—	35,794

As of March 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	431	431

Total liabilities	—	—	431	431

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2020 through March 31, 2021 or from December 31, 2019 through December 31, 2020.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of the sponsor’s warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following assumptions were used in estimating the fair value of warrants as of March 31, 2021:

As of March 31, 2021
Annualized volatility	40.475%
Risk free domestic interest rate	4.891%
Risk free foreign interest rate	0.127%
Remainder useful life in years	2.04 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of March 31, 2021: (i) should market price increase by 0.10 it would increase the obligation by about 84; (ii) should market price decrease by 0.10 it would drop the obligation by about 74; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 37 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 35.

Reconciliation of level 3 measurements at fair value:	As of March 31, 2021	As of December 31, 2020
Warrant liability amount at beginning of period/year:	362	16,860
Loss/(Profit) changes in the fair value of warrants (Note 10.3)	69	(16,498)

Amount at end of period/year	431	362

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

As of March 31, 2021	Carrying amount	Fair value	Level
Liabilities
Borrowings	549,841	565,751	2

Total liabilities	549,841	565,751

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s Financial Department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its 2020 annual financial statements except for the following:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the Argentine peso and other currencies. As of March 31, 2021, the Company not performed foreign exchange currency hedge transactions.

Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.

During the period elapsed between January 1, 2021, and March 31, 2021, the Argentine peso depreciated by about 9%.

The following chart shows the sensitivity to a reasonable change in the exchange rates of the Argentine peso to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

As of March 31, 2021
Changes in interest rates in Argentine pesos	+/- 26%
Effect on profit or loss	(24,431) /24,431
Effect on equity	(24,431) /24,431

Inflation in Argentina

For the three-month period ended March 31, 2021 and for the year ended December 31, 2020, the Argentine peso depreciated about 9% and 41%, respectively. For the three-month period ended March 31, 2021, the interest rate decreased by about 2 percentage points with respect to the average 40% interest rate in 2020. As of December 31, 2020, the 3-year cumulative inflation rate stood at about 200%.

Interest rate risk in cash flows and fair value

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of March 31, 2021, and December 31, 2020, about 26% and 35% of indebtedness was subject to variable interest rates. For the three-month period ended March 31, 2021 and for the year ended December 31, 2020, the variable interest rate of loans denominated in US dollars stood at 5.53% and 5.69%, respectively, and it amounted to 40.60% and 38.81%, respectively, for loans denominated in Argentine pesos.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the three-month period ended March 31, 2021 and for the year ended December 31, 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Inventories

	As of March 31, 2021	As of December 31, 2020
Materials and spare parts	7,464	7,743
Crude oil stock (Note 5.2)	3,027	6,127

Total	10,491	13,870

Note 19. Cash, bank balances and short-term investments

	As of March 31, 2021	As of December 31, 2020
Money market funds	117,121	167,553
Mutual funds	35,712	30,886
Cash in banks	10,404	2,875
Government bonds	150	1,633

Total	163,387	202,947

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than three-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of March 31, 2021	As of December 31, 2020
Cash, banks balances and short-term investments	163,387	202,947
Less
Government bonds	(150)	(1,633)

Cash and cash equivalents	163,237	201,314

Note 20. Share Capital

During the three-month period ended March 31, 2021, 27,167 Series A shares were issued as part of the LTIP granted to the employees of the Company, see more information in Note 34 to the annual consolidated financial statements. No other significant transactions occurred after December 31, 2020.

As of March 31, 2021, and December 31, 2020, the Company’s capital stock amounts to 87,878,453 and 87,851,286 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of March 31, 2021, and December 31, 2020, the Company’s authorized capital includes 40,913,786 and 40,940,953 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

Note 21. Provisions

	As of March 31, 2021	As of December 31, 2020
Non-current
Asset retirement obligation	22,166	23,349
Environmental remediation	614	560

Total non-current	22,780	23,909

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of March 31, 2021	As of December 31, 2020
Current
Asset retirement obligation	590	584
Environmental remediation	1,077	1,141
Contingencies	355	359

Total current	2,022	2,084

Note 22. Salaries and social security payable

	As of March 31, 2021	As of December 31, 2020
Current
Salaries and social security contributions	3,588	4,479
Provision for gratifications and bonus	2,949	7,029

Total current	6,537	11,508

Note 23. Other taxes and royalties payable

	As of March 31, 2021	As of December 31, 2020
Current
Royalties	6,005	4,152
Tax withholdings	1,106	843
VAT	59	46
Others	73	76

Total current	7,243	5,117

Note 24. Accounts payable and accrued liabilities

	As of March 31, 2021	As of December 31, 2020
Current
Accounts payable:
Suppliers	116,378	117,409

Total current accounts payable	116,378	117,409

Accrued liabilities:
Payables to partners for joint operations	1,217	664
Extraordinary fee for the natural gas surplus injection promotion program	316	546

Total current accrued liabilities	1,533	1,210

Total current	117,911	118,619

Due to the short-term nature of current accounts payables and accrued liabilities, their carrying amount is deemed to be the same as its fair value. The carrying amount of the non-current accrued liabilities does not differ considerably from its fair value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	For the three-month period ended March 31, 2021	For the three-month period ended March 31, 2020
Cost of services	(5)	(21)
Cost of interest	(38)	(32)

Total	(43)	(53)

	As of March 31, 2021
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Amounts at beginning of period	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(5)	—	(5)
Cost of interest	(138)	100	(38)
Items classified in other comprehensive income
Actuarial (loss)	—	(97)	(97)
Benefit payments	212	(212)	—
Payment of contributions	—	212	212

Amounts at end of period	(11,396)	8,007	(3,389)

The fair value of plan assets as of every year-end per category, is as follows:

	As of March 31, 2021	As of December 31, 2020
American government bonds	8,007	8,004

Total	8,007	8,004

Note 23 to the Company’s annual financial statements as of December 31, 2020, provides more information on employee defined benefit plans.

Note 26. Related parties transactions and balances

As of March, 31, 2021 and December 31, 2020, the Company has no balances with related parties or relevant transactions to be disclosed other than those included in Note 27 of the annual financial statements.

Note 2.3 to the Company’s annual financial statements as of December 31, 2020, provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies during the three-months period ended March 31, 2021. For a description on the Company’s contingency commitments and investment related to its oil and gas properties, see Notes 29 and 30 to the annual consolidated financial statements for 2020.

Note 28. Operations in hydrocarbon consortiums

There were no significant changes to operations in hydrocarbon consortiums during the three-months period ended March 31, 2021. See Note 30 to the annual consolidated financial statements as of December 31, 2020 for more details about operations in hydrocarbon consortiums.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Nota 29. Tax framework

There were no significant changes with respect to tax reform during the three-months period ended March 31, 2021. See Note 33 to the annual consolidated financial statements as of December 31, 2020 for more details.

Note 30. Subsequent events

The Company assessed events subsequent to March 31, 2021, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through April 27, 2021, date in which these financial statements were made available for issue.

•	On April 5, 2021, Vista Argentina paid principal and interest of the loan agreement signed with Banco BBVA Argentina S.A. on April 2020 for a total amount in argentine pesos equivalent to 2,178.

•	On April 5 and 9, 2021, Vista Argentina pre-cancelled the loan agreement signed with Banco Macro on July 2020 for a total amount in argentine pesos equivalent to 21,467.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.